 Filed Pursuant to Rule 253(g)(2)
File No. 024-10643

CAPROCQ CORE REIT, INC.

SUPPLEMENT NO. 1 DATED DECEMBER 20, 2017
TO THE OFFERING CIRCULAR DATED MARCH 17, 2017

This document supplements, and should be read in conjunction with, the offering circular of CapRocq Core REIT, Inc., or the Company, dated March 17, 2017 and filed by the Company with the Securities and Exchange Commission, or the Commission, on April 4, 2017, as supplemented, referred to herein as the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose (i) the initial closing of the Company’s public offering pursuant to Regulation A of a minimum of $4,250,000 and a maximum of $50,000,000 in shares of the Company’s common stock, or the Offering; (ii) the Company’s acquisition of the Village on the Creeks—Colgate Property (as defined below); (iii) the approval by the Company’s board of directors of exemptions to certain of the ownership limitations imposed by the Company’s Articles of Incorporation, or the Charter, for three investors, each of whom is an executive officer of the Company and member of its board of directors; and (iv) proceeds received by the Company’s operating partnership, CapRocq Core Holdings, L.P., a Delaware limited partnership, or the Operating Partnership, in exchange for issuances of special units of its limited partnership interests, or the OP Offering.

Initial Closing of the Offering

On March 31, 2017, the Commission qualified the Offering. On September 29, 2017, the Company held its initial closing of the Offering after exceeding $4,250,000 in subscriptions for shares of its common stock as required to break escrow. As of the date of this supplement, the Company has raised gross proceeds of approximately $5,062,000 and issued 506,200 shares of common stock in the Offering.

The Company intends to hold additional closings in its sole discretion. The final closing will occur whenever the Offering has reached the maximum offering amount or November 30, 2018, whichever occurs first. With the exclusion of the initial closing and a final closing resulting from achievement of the maximum offering amount, the timing of any additional closings will not be dependent on the amount of common share subscriptions.

Acquisition of the Village on the Creeks—Colgate Property

On September 29, 2017, following the initial closing of the Offering, the Company, through CCR VOC, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Operating Partnership, acquired a 51,116 square foot office building known as the Village on the Creeks—Colgate, or the Village on the Creeks—Colgate Property, from a wholly-owned subsidiary of CapRocq Core Real Estate Fund II, LP, a Delaware limited partnership and an affiliate of the Company, or the Seller. The purchase price for the Village on the Creeks – Colgate Property was approximately $9,100,000, as agreed by CapRocq Core Advisor, LLC, a Delaware limited liability company and the Company’s external advisor, or the Advisor, and the Seller and based, in part, upon an independent MAI third-party appraisal of the Village on the Creeks—Colgate Property. The purchase price was financed with approximately $3,000,000 in equity and a senior mortgage loan from IBERIABANK of approximately $6,100,000. The Village on the Creeks—Colgate Property, constructed in 2004, is located on 2.93 acres at 5211 West Village Parkway in Rogers, Arkansas. At the time of acquisition, the Village on the Creeks—Colgate Property was 100% occupied, and is anchored by the Colgate Palmolive Company (17,176 square feet).

Ownership Limitation Exemptions

In connection with the initial closing of the Offering, on September 25, 2017, the board of directors of the Company, pursuant to Section 6.1.7(a) of the Company’s Articles of Incorporation, or the Charter, authorized and approved exemptions to certain of the ownership limitations imposed by Section 6.1.1(a)(1) of the Charter, or the Ownership Limitations, for each of Mr. Franklin McLarty, the Company’s President and Co-Chairman of the board of directors, Mr. Kevin Huchingson, the Company’s Chief Investment Officer and Co-Chairman of the board of directors, and Mr. Beau Blair, the Company’s Chief Operating Officer, Treasurer, Secretary and member of the board of directors, or the Exemptions.

Under the Exemptions, each of Messrs. McLarty, Blair and Huchingson is permitted to own no more than 15% (in value or in number, whichever is more restrictive) of the outstanding shares of the Company’s common stock. The board of directors authorized and approved the Exemptions after receiving a representation letter from each of Messrs. McLarty, Blair and Huchingson containing the representations and undertakings required under Section 6.1.7(a) of the Charter, and after being advised that the Exemptions, on the terms so authorized and approved, would not prevent the Company’s continued qualification as a real estate investment trust, or REIT, for federal income tax purposes. As assurances for granting the Exemptions, each of Messrs. McLarty, Blair and Huchingson agreed to conditions that, among other things, will result in the automatic revocation of the Exemptions and the immediate transfer to a trust, in accordance with Sections 6.1.1(b) and 6.2 the Charter, of the number of shares of the Company’s common stock held by each such individual in excess of the Ownership Limitations in the event of noncompliance, and under which the Exemptions may otherwise be revoked or modified by the board of directors as may be necessary in order to protect the Company’s continued qualification as a REIT.

OP Offering

Pursuant to a Private Placement Memorandum dated as of September 1, 2017, the Operating Partnership has offered and sold special units of its limited partnership interests, or the Units, exclusively to persons who are “accredited investors,” as that term is defined in Rule 501 of Regulation D, and who have a preexisting, substantive relationship with the Advisor and its affiliates, excluding the Company, in the OP Offering. In connection with the OP Offering, the Operating Partnership has issued 231,679 Units in exchange for capital commitments totaling $7,000,000. Approximately $1,000,000 in proceeds from the OP Offering was used to finance the acquisition of the Village on the Creeks—Colgate Property.

2